Sino Gas International Holdings, Inc.

No 18. Zhong Guan Cun Dong St.

Haidan District, Beijing 100083, PRC

January 27, 2014

VIA EDGAR

Jennifer Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Sino Gas International Holdings, Inc.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Filed December 10, 2013

Form 10-Q for the Quarterly Period Ended September 30, 2013

Filed November 19, 2013

File No. 000-51364

Dear Ms. Thompson:

On behalf of Sino Gas International Holdings, Inc. (the “Company”, “we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 31, 2013 (the “Letter”), with respect to amendment No. 1 to our annual report on Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on December 10, 2013 (the “10-K Amendment No. 1”) and our quarterly report on Form 10-Q for the period ended September 30, 2013 (the “10-Q”). We have revised the 10-K Amendment No. 1 in response to the Staff’s comments and are filing concurrently with this response Amendment No. 2 (the “10-K Amendment No. 2”), which reflects the revisions discussed herein. We have also revised the 10-Q in response to the Staff’s comments and are filing concurrently with this response Amendment No. 1 to the 10-Q (the “10-Q Amendment No. 1”), which reflects the revisions discussed herein. For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein.

We understand and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Statements of Income, page F-4

1.	You refer to the statements presented on page F-4 within the index to your financial statements as the “Consolidated Statements of Income and Comprehensive Income,” and your auditor also refers to said statements using the same name in its audit report on page F-1. However, despite including the components of comprehensive income it appears you have retained the original title in the header on page F-4. Please revise for consistency.

Response:

The Company has included the requested revisions in the 10-K Amendment No. 2.

2.	We note your response to comment 2 in our letter dated November 12, 2013 and your presentation of your element of consolidated other comprehensive income and consolidated comprehensive income. ASC 220-10-45-5 requires the presentation of amounts of comprehensive income attributable to the parent as well as comprehensive income attributable to the non-controlling interest. Please revise to include comprehensive income attributable to the non-controlling interest. Please also refer to the illustration at ASC 220-10-55-7.

Response:

The Company has included the requested revisions in the 10-K Amendment No. 2.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part I: Financial Information

Consolidated Statements of Stockholders’ Equity, page F-4

3.	We note you have continued to present comprehensive income within your consolidated statements of stockholders’ equity as shown on page F-6. Consistent with our comment on your Form 10-K for the fiscal year ended December 31, 2012, please revise to include one of the two options for presenting comprehensive income in accordance with ASC 220-10-45. Please also ensure the requirements of ASC 220-10-45-5 as mentioned in comment 2 of this letter are addressed.

Response:

The Company has included the requested revisions in the 10-Q Amendment No. 1.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Sincerely, Yuchuan Liu Chief Executive Officer